UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AGREE REALTY CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

008492100

(CUSIP Number)

Lori Foust Treasurer Inland American Real Estate Trust, Inc. 2901 Butterfield Road Oak Brook, Illinois 60523 630 218-8000	Roberta S. Matlin President Inland Investment Advisors, Inc. 2901 Butterfield Road Oak Brook, Illinois 60523 630 218-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 3, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008492100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Inland American Real Estate Trust, Inc. (I.R.S. Employer Identification No. 34-2019608)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 575,080(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 575,080(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 575,080(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.48%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) The number of shares reported as beneficially owned is as of January 4, 2008.

(2) The percentage is calculated based on a total of 7,751,746 shares of common stock, par value $0.0001 per share, outstanding as of November 7, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2007.

CUSIP No. 008492100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Inland Investment Advisors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 575,080(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 575,080(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 575,080(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.48%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) The number of shares reported as beneficially owned is as of January 4, 2008.  Includes shares beneficially owned by Inland Investment Advisers, Inc. through its management of the discretionary account of Inland American.

(2) The percentage is calculated based on a total of 7,751,746 shares of common stock, par value $0.0001 per share, outstanding as of November 7, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2007.

CUSIP No. 008492100

This Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D filed by Inland American Real Estate Trust, Inc. and Inland Investment Advisors, Inc. with the Securities and Exchange Commission on June 22, 2006 (the “Initial Statement” and, together with Amendment No. 1 filed on August 7, 2007 and Amendment No. 2, the “Schedule 13D”), in connection with the purchase of an additional 87,100 Shares.  Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Initial Statement.

Item 2.	Identity and Background

Appendix A to Item 2 with respect to Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of Inland American, which information is incorporated by reference into this Item 2, is hereby amended and restated as filed with this Amendment No. 2.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by the addition of the following information:

Pursuant to the Advisory Agreement, Adviser has purchased on behalf of Inland American an additional 87,100 Shares for an aggregate price of $2,611,202.85 in approximately 29 open-market transactions from August 6, 2007 through January 4, 2008.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety with the following information:

(a)                              See response corresponding to row 11 of the cover page listing Inland American as the Reporting Person for the aggregate number of Shares beneficially owned by Inland American, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page listing Inland American as the Reporting Person for the percentage of Shares beneficially owned by Inland American, which is incorporated herein by reference.  See response corresponding to row 11 of the cover page listing the Adviser as the Reporting Person for the aggregate number of Shares beneficially owned by the Adviser, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page listing the Adviser as the Reporting Person for the percentage of Shares beneficially owned by the Adviser, which is incorporated herein by reference.  The Adviser makes decisions as to dispositions of the shares it holds for the account of Inland American by means of a committee composed of three of its directors.  Because no one officer or director of the Adviser has the ability to direct the disposition of the Shares, none of the officers and directors of the Adviser beneficially owns such shares.  None of the executive officers or directors listed on Appendix A or Appendix B beneficially owns any Shares of the Company.

(b)                             See responses corresponding to rows seven through ten of the cover page listing Inland American as the Reporting Person for the number of Shares as to which Inland American has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  See responses corresponding to rows seven through ten of the cover page listing the Adviser as the Reporting Person for the number of Shares as to which the Adviser has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  The Adviser shares the power to vote or direct the vote and the power of disposition with Inland American pursuant to the terms of the Advisory Agreement.  None of the executive officers or directors listed on Appendix A or Appendix B beneficially owns any Shares of the Company.

CUSIP No. 008492100
(c) During the past 60 days, Adviser has effected the following Share transactions for the account of Inland American, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price per Share	Total Purchase Price
November 26, 2007	Buy	5,000	$30.12000	$150,754.50
November 27, 2007	Buy	1,500	$30.09930	$45,198.45
November 30, 2007	Buy	100	$30.05000	$3,012.50
December 4, 2007	Buy	500	$30.09600	$15,067.50
December 5, 2007	Buy	2,100	$30.72710	$64,594.41
December 11, 2007	Buy	8,500	$30.69980	$261,207.80
December 12, 2007	Buy	10,000	$30.60480	$306,352.50
December 13, 2007	Buy	4,000	$30.65030	$122,725.70
December 14, 2007	Buy	2,500	$29.95800	$74,974.50
December 17, 2007	Buy	1,000	$29.41500	$29,449.50
December 18, 2007	Buy	2,000	$28.86950	$57,803.50
December 19, 2007	Buy	500	$29.85000	$14,944.50
December 20, 2007	Buy	1,000	$28.90800	$28,942.50
December 27, 2007	Buy	200	$30.05000	$6,020.50
December 31, 2007	Buy	500	$29.22000	$14,629.50
January 3, 2008	Buy	5,400	$28.41980	$153,633.42
January 4, 2008	Buy	4,500	$27.86220	$125,519.40

To the knowledge of Inland American, none of the executive officers and directors of Inland American has effected any transactions in Shares of the Company in the last 60 days or otherwise.  To the knowledge of the Adviser, none of the executive officers and directors of Adviser has effected any transactions in Shares of the Company in the last 60 days or otherwise.

(d) None.
(e) Not Applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

The Adviser purchased the Shares for the account of Inland American pursuant to the terms of the Advisory Agreement.  The Advisory Agreement provides that Adviser has full discretionary authority with respect to the investment and reinvestment of the assets of the account of Inland American maintained with Adviser, subject to certain investment guidelines that Inland American may provide from time to time.  These guidelines take effect generally fifteen days after notice to Adviser.  The Advisory Agreement also provides that the Adviser has the power as Inland American’s proxy and attorney-in-fact to vote, tender or direct the voting or tendering of all of the assets of the account of Inland American.  Either party may terminate the Advisory Agreement upon thirty days’ written notice.  The Advisory Agreement is attached to the Initial Statement as Exhibit 7.1.  Schedule A to the Advisory Agreement has been amended, and the amended Schedule A, dated August 3, 2007, is attached hereto as Exhibit 7.1.  The Schedule A to the Advisory Agreement attached to this Amendment No. 2 at Exhibit 7.1 replaces in its entirety the Schedule A that is included with Exhibit 7.1 to the Initial Statement.

CUSIP No. 008492100

Because the services provided by investment advisers to clients generally do not create an agreement between or among that adviser and its clients to acquire, hold, vote or dispose of Shares, Inland American and Adviser in accordance with instruction (2) to the cover page of Schedule 13D do not affirm that they are acting as a “group” for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); however, in accordance with the perceived statutory purpose of Section 13(d) to inform investors as to accumulations of an issuer’s securities and because of the relationships among the Reporting Persons described in this Schedule 13D, the Reporting Persons have filed this Schedule 13D jointly pursuant the rules promulgated under Section 13(d), including Rule 13d-1(k).  Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships, legal or otherwise, among the persons named in Item 2 and between these persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.  Adviser and Inland American are separate legal entities.  IREIC sponsored Inland American.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented by the addition of the following exhibits:

The amended Schedule A, dated August 3, 2007, to the Advisory Agreement, dated November 15, 2005, is attached to this Amendment No. 2 as Exhibit 7.1 and replaces in its entirety Schedule A in Exhibit 7.1 to the Initial Statement.

The Joint Filing Agreement is attached to this Amendment No. 2 as Exhibit 7.2.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2008	INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Roberta S. Matlin
Roberta S. Matlin
Vice President — Administration

Dated: January 7, 2008	INLAND INVESTMENT ADVISORS, INC.

/s/ Roberta S. Matlin
Roberta S. Matlin
President

CUSIP No. 008492100

Appendix A

Executive Officers and Directors of Inland American

For purposes of Item 2(c) as it pertains to the executive officers and directors of Inland American whose principal employer is Inland Real Estate Investment Corporation (“IREIC”), the principal business of that corporation is providing property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance, investment products and other services related to real estate.  IREIC is the sole shareholder of Inland American Business Manager & Advisor, Inc.  The principal business of Inland American Business Manager & Advisor, Inc. is overseeing and managing Inland American’s day-to-day operations, including identifying potential investment opportunities in real estate assets and assisting the board in evaluating those opportunities; preparing regulatory filings and other reports required by law; administering bookkeeping and accounting functions; and undertaking and performing all services and activities necessary and proper to carry out Inland American’s investment objectives.

Names and Titles of Inland American Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
J. Michael Borden, Director

President and chief executive officer of Freedom Plastics, Inc., Rock Valley Trucking Co., Inc., Total Quality Plastics, Inc., Rock Valley Leasing, Inc., Hufcor Inc., Airwall, Inc. and Soft Heat; chief executive officer of Hufcor Asia Pacific in China and Hong Kong, Marashumi Corp. in Malaysia, Hufcor Australia Group, and F. P. Investments.

Hufcor, Inc. P.O. Box 591 Janesville, WI 53547 United States Citizen
Thomas F. Glavin, Director

Owner of Thomas F. Glavin & Associates, Inc., a certified public accounting firm started in 1988, and partner in Gateway Homes, which has zoned, developed and managed a 440 unit manufactured home park in Frankfort, Illinois as well as single family home sites.

414 Plaza Drive Suite 304 Westmont, IL 60551 United States Citizen
Brenda G. Gujral, President and Director	President and chief operation officer, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
David Mahon, Director

Managing director of GE Antares Capital and one of GE Antares’ senior deal professionals in leveraged finance; works in capital markets where he is responsible for structuring and syndicating GE Antares’ transactions.

GE Antares Capital 500 West Monroe Street Chicago, IL 60661 United States Citizen
Thomas F. Meagher, Director	Principal stockholder and chairman of Professional Golf Cars of Florida; serves on the board of directors of The Private Bank of Chicago, DuPage Airport Authority and the TWA Plan Oversight Committee.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Robert D. Parks, Chairman of the Board; Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Paula Saban, Director

President and principal stockholder in Newport Distribution, Inc., a construction products company.

Recently retired from Bank of America as senior vice president/private client manager with Bank of America’s Private Bank and Banc of America Investment Services, Inc., where she managed a diverse client portfolio; responsible for client management and overall client satisfaction.

807 Tory Court Schaumburg, IL 60173 United States Citizen

CUSIP No. 008492100

William J. Wierzbicki, Director

Registered Professional Planner in the Province of Ontario, Canada; sole proprietor of “Planning Advisory Services,” a land-use planning consulting service providing consultation and advice to various local governments, developers and individuals; chairman of the Sault North Planning Board, which is responsible for land-use planning for 32 unorganized townships north of the city of Sault Ste. Marie; independent director on the Sault Area Hospital board of directors and sits on that board’s New Hospital Planning Committee and the Quality and Performance Committee.

28 Tadcaster Place Sault Ste. Marie, Ontario Canada P6B 5E4 Canadian Citizen
Roberta S. Matlin, Vice President – Administration	Senior vice president, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Lori Foust, Treasurer and Principal Financial Officer	Treasurer and principal financial officer of Inland American; chief financial officer of Inland American Business Manager & Advisor, Inc.; principally employed by IREIC.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Scott W. Wilton, Secretary

Secretary of Inland American; assistant vice president of The Inland Real Estate Group, Inc.; secretary of Inland Real Estate Exchange Corporation; secretary of Inland Western Retail Real Estate Trust, Inc.; secretary of Inland American Business Manager & Advisor, Inc.; principally employed as assistant counsel with The Inland Real Estate Group, Inc. law department, which provides legal services, including drafting and negotiating real estate purchase and sales contracts, leases and other real estate or corporate agreements and documents, performing due diligence, and rendering legal opinions.

2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Jack Potts, Principal Accounting Officer	Principal accounting officer of Inland American and chief accounting officer of Inland American Business Manager & Advisor, Inc.; principally employed by IREIC.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen